Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Nikola Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

654110105
(CUSIP Number)

Nimbus Holdings LLC
38000 Hills Tech Drive Farmington Hills, Michigan 48331
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2020
(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

CUSIP No. 654110105

(1) Names of reporting persons	Nimbus Holdings LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	WC/AF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	23,081,451(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	23,081,451(1)
(11) Aggregate amount beneficially owned by each reporting person	23,081,451(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	6.4%(1)(2)
(14) Type of reporting person (see instructions)	OO - Limited Liability Company

(1)	Nimbus Holdings LLC is the holder of record of 23,081,451 shares of common stock.

(2)	The percentage reported in this Schedule 13D is based upon 360,904,478 shares of common stock outstanding according to the Current Report on Form 8-K filed by the Issuer on June 8, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Robert Bosch LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	WC/AF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	23,081,451(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	23,081,451(1)
(11) Aggregate amount beneficially owned by each reporting person	23,081,451(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	6.4%(1)(2)
(14) Type of reporting person (see instructions)	OO - Limited Liability Company

(1)	Robert Bosch LLC, as the sole owner of Nimbus Holdings LLC, may be deemed to share voting and dispositive power over the 23,081,451 shares of common stock which are held by Nimbus Holdings LLC. Robert Bosch LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 360,904,478 shares of common stock outstanding according to the Current Report on Form 8-K filed by the Issuer on June 8, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Robert Bosch North America Corporation
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	WC/AF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	23,081,451(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	23,081,451(1)
(11) Aggregate amount beneficially owned by each reporting person	23,081,451(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	6.4%(1)(2)
(14) Type of reporting person (see instructions)	CO

(1)	Robert Bosch North America Corporation, as the sole owner of Robert Bosch LLC, may be deemed to share voting and dispositive power over the 23,081,451 shares of common stock which are held by Nimbus Holdings LLC. Robert Bosch North America Corporation disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 360,904,478 shares of common stock outstanding according to the Current Report on Form 8-K filed by the Issuer on June 8, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Robert Bosch GmbH
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	WC/AF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Germany
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	23,081,451(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	23,081,451(1)
(11) Aggregate amount beneficially owned by each reporting person	23,081,451(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	6.4%(1)(2)
(14) Type of reporting person (see instructions)	OO - German company with limited liability

(1)	Robert Bosch GmbH, as the sole shareholder of Robert Bosch North America Corporation may be deemed to share voting and dispositive power over the 23,081,451 shares of common stock which are held by Nimbus Holdings LLC. Robert Bosch GmbH disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 360,904,478 shares of common stock outstanding according to the Current Report on Form 8-K filed by the Issuer on June 8, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Robert Bosch Industrietreuhand KG
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Germany
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	23,081,451(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	23,081,451(1)
(11) Aggregate amount beneficially owned by each reporting person	23,081,451 (1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	6.4%(1)(2)
(14) Type of reporting person (see instructions)	OO - German entity similar to a limited partnership

(1)	Robert Bosch Industrietreuhand KG, as the holder of a 93% voting interest in Robert Bosch GmbH may be deemed to share voting and dispositive power over the 23,081,451 shares of common stock which are held by Nimbus Holdings LLC. Robert Bosch Industrietreuhand KG disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 360,904,478 shares of common stock outstanding according to the Current Report on Form 8-K filed by the Issuer on June 8, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Volkmar Denner
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Germany
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	23,081,451(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	23,081,451(1)
(11) Aggregate amount beneficially owned by each reporting person	23,081,451(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	6.4%(1)(2)
(14) Type of reporting person (see instructions)	IN

(1)	Mr. Volkmar Denner, as the chief executive officer of Robert Bosch GmbH may be deemed to share voting and dispositive power over the 23,081,451 shares of common stock which are held by Nimbus Holdings LLC. Mr. Denner disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 360,904,478 shares of common stock outstanding according to the Current Report on Form 8-K filed by the Issuer on June 8, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Franz Fehrenbach
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Germany
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	23,081,451(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	23,081,451(1)
(11) Aggregate amount beneficially owned by each reporting person	23,081,451(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	6.4%(1)(2)
(14) Type of reporting person (see instructions)	IN

(1)	Mr. Franz Fehrenbach, as general partner of Robert Bosch Industrietreuhand KG may be deemed to share voting and dispositive power over the 23,081,451 shares of common stock which are held by Nimbus Holdings LLC. Mr. Fehrenbach disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 360,904,478 shares of common stock outstanding according to the Current Report on Form 8-K filed by the Issuer on June 8, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Dr. Wolfgang Malchow
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Germany
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	23,081,451(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	23,081,451(1)
(11) Aggregate amount beneficially owned by each reporting person	23,081,451(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	6.4%(1)(2)
(14) Type of reporting person (see instructions)	IN

(1)	Dr. Wolfgang Malchow, as general partner of Robert Bosch Industrietreuhand KG may be deemed to share voting and dispositive power over the 23,081,451 shares of common stock which are held by Nimbus Holdings LLC. Dr. Malchow disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 360,904,478 shares of common stock outstanding according to the Current Report on Form 8-K filed by the Issuer on June 8, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Michael Mansuetti
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	23,081,451(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	23,081,451(1)
(11) Aggregate amount beneficially owned by each reporting person	23,081,451(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	6.4%(1)(2)
(14) Type of reporting person (see instructions)	IN

(1)	Mr. Michael Mansuetti, as the president of Robert Bosch North America Corporation and Robert Bosch LLC may be deemed to share voting and dispositive power over the 23,081,451 shares of common stock which are held by Nimbus Holdings LLC. Mr. Mansuetti is also a director of the Issuer. Mr. Mansuetti disclaims beneficial ownership of any shares owned of record by Nimbus Holdings LLC other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 360,904,478 shares of common stock outstanding according to the Current Report on Form 8-K filed by the Issuer on June 8, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Johannes-Joerg Rueger
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Germany
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	23,081,451(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	23,081,451(1)
(11) Aggregate amount beneficially owned by each reporting person	23,081,451(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	6.4%(1)(2)
(14) Type of reporting person (see instructions)	IN

(1)	Mr. Johannes-Joerg Rueger, as the president of Nimbus Holdings LLC may be deemed to share voting and dispositive power over the 23,081,451 shares of common stock which are held by Nimbus Holdings LLC. Mr. Rueger disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 360,904,478 shares of common stock outstanding according to the Current Report on Form 8-K filed by the Issuer on June 8, 2020.

Introduction

This Schedule 13D is filed on behalf of (i) Nimbus Holdings LLC, a Delaware limited liability company (“Nimbus”); (ii) Robert Bosch LLC, a Delaware limited liability company (“Bosch LLC”); (iii) Robert Bosch North America Corporation, a Delaware corporation (“Bosch NA”); (iv) Robert Bosch GmbH, a German company with limited liability (“Bosch GmbH”); (v) Robert Bosch Industrietreuhand KG, a German limited partnership (“Bosch KG”); (vi) Volkmar Denner, the chief executive officer of Bosch GmbH (“Mr. Denner”); (vii) Franz Fehrenbach, a general partner of Bosch KG (“Mr. Fehrenbach”); (viii) Dr. Wolfgang Malchow, a general partner of Bosch KG (“Dr. Malchow”); (ix) Michael Mansuetti, the president of Bosch NA and Bosch LLC (“Mr. Mansuetti”); and (x) Johannes-Joerg Rueger, the president of Nimbus (‘Mr. Rueger” together with Nimbus, Bosch NA, Bosch GmbH, Bosch KG, Mr. Denner, Mr. Fehrenbach, Dr. Malchow and Mr. Mansuetti, the “Reporting Persons”)

Item 1. Security and Issuer.

Securities acquired: common stock, par value $0.0001 per share (“Common Shares”)

Issuer:	Nikola Corporation (the “Issuer”)
4141 E Broadway Road
Phoenix, Arizona 85040

Item 2. Identity and Background.

(a) This statement is filed by:

i. Nimbus, which is the holder of record of 6.4% of the Issuer’s outstanding Common Shares based on the number of Common Shares outstanding (360,904,478) as of June 3, 2020 (the “Common Shares Outstanding”), as reported by the Issuer on the Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on June 8, 2020;

ii. Robert Bosch LLC, which is the sole owner of Nimbus, and therefore may be considered the beneficial owner of 6.4% of the Common Shares Outstanding;

iii. Robert Bosch North America Corporation, which is the sole owner of Robert Bosch LLC, and therefore may be considered the beneficial owner of 6.4% of the Common Shares Outstanding;

iv. Robert Bosch GmbH, which is the sole shareholder of Robert Bosch North America Corporation, and therefore may be considered the beneficial owner of 6.4% of the Common Shares Outstanding.

v. Robert Bosch Industrietreuhand KG, which is the holder of a 93% voting interest in Robert Bosch GmbH, and therefore may be considered the beneficial owner of 6.4% of the Common Shares Outstanding;

vi. Mr. Denner, who is the chief executive officer of Robert Bosch GmbH, and therefore may be considered the beneficial owner of 6.4% of the Common Shares Outstanding;

vii. Mr. Fehrenbach, who is a general partner of Robert Bosch Industrietreuhand KG, and therefore may be considered the beneficial owner of 6.4% of the Common Shares Outstanding;

viii. Dr. Malchow, who is a general partner of Robert Bosch Industrietreuhand KG, and therefore may be considered the beneficial owner of 6.4% of the Common Shares Outstanding;

ix. Michael Mansuetti, who is the president of Robert Bosch North America Corporation and Robert Bosch LLC, and therefore may be considered the beneficial owner of 6.4% of the Common Shares Outstanding;

x. Johannes-Joerg Rueger, who is the president of Nimbus, and therefore may be considered the beneficial owner of 6.4% of the Common Shares Outstanding;

(b) and (c)

The business address of Nimbus is 38000 Hills Tech Drive, Farmington Hills, Michigan 48331. The principal business of Nimbus is to hold investments.

The business address of Robert Bosch LLC is 38000 Hills Tech Drive, Farmington Hills, Michigan 48331. The principal business of Robert Bosch LLC is the supply of technology and services in four business sectors: mobility solutions, industrial technology, consumer goods, and energy and building technology.

The business address of Robert Bosch North America Corporation is 2800 S 25th Avenue, Broadview, Illinois 60155. The principal business of Robert Bosch North America Corporation is the supply of technology and services in four business sectors: mobility solutions, industrial technology, consumer goods, and energy and building technology.

The business address of Robert Bosch GmbH is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal business of Robert Bosch GmbH is the global supply of technology and services in four business sectors: mobility solutions, industrial technology, consumer goods, and energy and building technology.

The business address of Robert Bosch Industrietreuhand KG is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal business of Robert Bosch Industrietreuhand KG is the management of Robert Bosch GmbH and its subsidiaries.

The business address of Mr. Denner is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal occupation of Mr. Denner is the management of Robert Bosch GmbH and its subsidiaries.

The business address of Mr. Fehrenbach is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal occupation of Mr. Fehrenbach is the management of Robert Bosch GmbH and its subsidiaries.

The business address of Dr. Malchow is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal occupation of Dr. Malchow is the management of Robert Bosch GmbH and its subsidiaries.

The business address of Mr. Mansuetti is 38000 Hills Tech Drive, Farmington Hills, Michigan 48331. The principal occupation of Mr. Mansuetti is the management of Robert Bosch North America Corporation and Robert Bosch LLC.

The business address of Mr. Rueger is Robert-Bosch-Platz 1, Gerlingen-Schillerhoehe, Baden-Wuerttemberg, 70839, Germany. The principal occupation of Mr. Rueger is the management of Robert Bosch GmbH.

(d)

On June 22, 2015, Robert Bosch GmbH pled guilty to a single count of conspiracy to restrain trade in violation of the Sherman Antitrust Act, 15 U.S.C. § 1, in the United States District Court for the Eastern District of Michigan (E.D. Mich 2:15-cr-20197).  Pursuant to the plea agreement, Robert Bosch GmbH paid a fine of $57.8 million.

On February 21, 2018, Robert Bosch GmbH was determined to be liable by the European Commission, sitting in Brussels, Belgium, for two violations of Article 101 of the Treaty on the Functioning of the European Union and Article 53 of the Agreement on the European Economic Area for restricting competition in braking systems and components (AT.39920 - Braking Systems). The European Commission imposed, and Robert Bosch GmbH paid, fines totaling €31,420,000 in connection with this matter. The Reporting Persons do not believe that this matter was criminal in nature and have disclosed this matter out of an abundance of caution. No reference to or disclosure of this matter in this Schedule 13D shall be construed as an admission or indication that such matter is or was criminal in nature or that such matter is required to be disclosed under this section 2(d).

On February 21, 2018, Robert Bosch GmbH was determined to be liable by the European Commission, sitting in Brussels, Belgium, for a violation of Article 101 of the Treaty on the Functioning of the European Union and Article 53 of the Agreement on the European Economic Area for restricting competition in spark plugs (AT.40113 - Spark Plugs). The European Commission imposed, and Robert Bosch GmbH paid, a fine of €45,834,000 in connection with this matter. The Reporting Persons do not believe that this matter was criminal in nature and have disclosed this matter out of an abundance of caution. No reference to or disclosure of this matter in this Schedule 13D shall be construed as an admission or indication that such matter is or was criminal in nature or that such matter is required to be disclosed under this section 2(d).

Other than as set forth above, no Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Persons, no person specified by Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, no persons specified by Instruction C, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.

i.	Nimbus is a Delaware limited liability company;

ii.	Robert Bosch LLC is a Delaware limited liability company;

iii.	Robert Bosch North America Corporation is a Delaware corporation;

iv.	Robert Bosch GmbH is a German company with limited liability;

v.	Robert Bosch Industrietreuhand KG is a German entity similar to a limited partnership;

vi.	Mr. Denner is a citizen of Germany;

vii.	Mr. Fehrenbach is a citizen of Germany;

viii.	Dr. Malchow is a citizen of Germany;

ix.	Mr. Mansuetti is a citizen of the United States of America; and

x.	Mr. Rueger is a citizen of Germany.

Instruction C Persons

Information regarding each person specified by Instruction C of each of the Reporting Persons is set forth in Exhibit 99.1 hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer, (f/k/a VectoIQ Acquisition Corp.), a Delaware corporation, VCTIQ Merger Sub Corp., a wholly-owned subsidiary of the Issuer incorporated in the State of Delaware ("Merger Sub"), and Nikola Subsidiary Corporation (f/k/a Nikola Corporation), a Delaware corporation ("Nikola Subsidiary"), entered into a Business Combination Agreement (the "Business Combination Agreement") pursuant to which Merger Sub merged with and into Nikola Subsidiary, with Nikola Subsidiary surviving the merger and becoming a wholly-owned direct subsidiary of the Issuer. At the closing of the Business Combination, each outstanding share of Nikola Subsidiary common stock, including each share of Nikola Subsidiary preferred stock that was converted into an equal number of shares of Nikola Subsidiary common stock immediately prior to such closing, was cancelled and automatically converted into the right to receive 1.901 shares of common stock of the Issuer (such transactions contemplated by the Business Combination Agreement, collectively, the "Business Combination"). The Business Combination closed on June 3, 2020 (the “Closing”).

Nimbus acquired 23,081,451 Common Shares by exchange of 12,141,742 shares of Nikola Subsidiary. In lieu of a fractional share of the Issuer, Nimbus received less than $50.00 in cash.

Item 4. Purpose of Transaction.

The purpose of the acquisition of securities of the Issuer was to effect the Business Combination which was consummated on June 3, 2020.

The Common Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Common Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Common Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain transfer restrictions as further described in Item 6 below.

Item 5. Interest in Securities of the Issuer.

(a) and (b). The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person are as follows:

i.	Nimbus is the holder of record of 23,081,451 Common Shares which constitutes 6.4% of the Common Shares Outstanding;

ii.	Robert Bosch LLC, as the sole owner of Nimbus, may be deemed to share voting and dispositive power over the 23,081,451 Common Shares which are held by Nimbus constituting 6.4% of the Common Shares Outstanding. Robert Bosch LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

iii.	Robert Bosch North America Corporation, as the sole owner of Robert Bosch LLC, may be deemed to share voting and dispositive power over the 23,081,451 Common Shares which are held by Nimbus constituting 6.4% of the Common Shares Outstanding. Robert Bosch North America Corporation disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

iv.	Robert Bosch GmbH, as the sole shareholder of Robert Bosch North America Corporation, may be deemed to share voting and dispositive power over the 23,081,451 Common Shares which are held by Nimbus constituting 6.4% of the Common Shares Outstanding. Robert Bosch GmbH disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

v.	Robert Bosch Industrietreuhand KG, as the holder of a 93% voting interest in Robert Bosch GmbH, may be deemed to share voting and dispositive power over the 23,081,451 Common Shares which are held by Nimbus constituting 6.4% of the Common Shares Outstanding. Robert Bosch Industrietreuhand KG disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

vi.	Mr. Denner, as the chief executive officer of Robert Bosch GmbH, may be deemed to share voting and dispositive power over the 23,081,451 Common Shares which are held by Nimbus constituting 6.4% of the Common Shares Outstanding. Mr. Denner disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

vii.	Mr. Fehrenbach, as a general partner of Robert Bosch Industrietreuhand KG, may be deemed to share voting and dispositive power over the 23,081,451 Common Shares which are held by Nimbus constituting 6.4% of the Common Shares Outstanding. Mr. Fehrenbach disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

viii.	Dr. Malchow, as a general partner of Robert Bosch Industrietreuhand KG, may be deemed to share voting and dispositive power over the 23,081,451 Common Shares which are held by Nimbus constituting 6.4% of the Common Shares Outstanding. Dr. Malchow disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

ix.	Mr. Mansuetti, as the president of Robert Bosch North America Corporation and Robert Bosch LLC, may be deemed to share voting and dispositive power over the 23,081,451 Common Shares which are held by Nimbus constituting 6.4% of the Common Shares Outstanding. Mr. Mansuetti is also a director of the Issuer. Mr. Mansuetti disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

x.	Mr. Rueger, as the president of Nimbus, may be deemed to share voting and dispositive power over the 23,081,451 Common Shares which are held by Nimbus constituting 6.4% of the Common Shares Outstanding. Mr. Rueger disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(c) The description of the Business Combination under Item 3 are incorporated herein by reference in their entirety. On March 2, 2020, in accordance with the redemption rights granted pursuant to the Nimbus Redemption Letter Agreement which gave Nimbus the right to sell back to Nikola Subsidiary a portion of its shares of Series B preferred stock and Series C preferred stock from time to time upon the consummation of future equity capital raises by Nikola Subsidiary, Nikola Subsidiary entered into a series B preferred stock repurchase agreement with Nimbus, whereby Nikola Subsidiary agreed to repurchase 1,499,700 shares of Nikola's Series B preferred stock from Nimbus at a price of $16.67 per share for an aggregate repurchase price of $25.0 million. The parties agreed that the aggregate repurchase price constituted a credit towards the number of shares that Nimbus would otherwise be entitled to redeem under any letter agreement between Nikola Subsidiary and Nimbus.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares that may be deemed to be beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement and Registration Rights Agreement

Pursuant to the Business Combination Agreement and as a condition to the closing, the Issuer, certain persons and entities holding founder shares and private units of the Issuer (the "Original Holders") and certain stockholders of Nikola Subsidiary (the "New Holders" and, collectively with the Original Holders, the "Holders") entered into a Registration Rights and Lock-Up Agreement at the Closing (the "Registration Rights and Lock-Up Agreement"). Pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Issuer is obligated to file a registration statement to register the resale of certain securities of the Issuer held by the Holders. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the Issuer's securities held by such Holders. The Registration Rights and Lock-Up Agreement will also provide the Holders with "piggy-back" registration rights, subject to certain requirements and customary conditions. The Registration Rights and Lock-Up Agreement does not provide for the payment of any cash penalties by the Issuer if it fails to satisfy any of its obligations under the Registration Rights and Lock-Up Agreement.

The Registration Rights and Lock-Up Agreement further provides for the securities of the Issuer held by the Holders to be locked-up for a period of time following the Closing, as described below, subject to certain exceptions. The securities held by the Original Holders will be locked-up for one year following the Closing, subject to earlier release if (i) the reported last sale price of the Issuer's common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) if the Issuer consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of the Issuer's stockholders having the right to exchange their shares of common stock for cash, securities or other property. The securities held by the New Holders, other than certain entities controlled by Trevor Milton, the current Chief Executive Officer of Nikola Subsidiary, will be locked-up for 180 days after the Closing. The securities held by certain entities controlled by Trevor Milton will be locked up for one year following the Closing, except that they would be permitted to sell or otherwise transfer an aggregate of $70.0 million shares of the Issuer's common stock commencing 180 days after the Closing.

The description of the Registration Rights and Lock-Up Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of the form of which was filed by the Issuer as Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K, filed by the Issuer with the SEC on June 8, 2020 and is incorporated by reference herein as Exhibit 99.2.

Item 7. Material to be Filed as Exhibits.

99.1*	Schedule of Information Respecting Persons Specified by Instruction C.
99.2	Form of Registration Rights and Lock-Up Agreement, dated as of June 3, 2020, by and among Nikola Corporation and certain stockholders of Nikola Corporation (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K filed by Nikola Corporation (f/k/a VectoIQ Acquistion Corp.) with the Securities and Exchange Commission on March 3, 2020).
99.3*	Joint Filing Agreement, dated as of June 15, 2020, by and among Nimbus Holdings LLC, Robert Bosch LLC, Robert Bosch North America Corporation, Robert Bosch GmbH, Robert Bosch Industrietreuhand KG, Volkmar Denner, Franz Fehrenbach, Dr. Wolfgang Malchow, Michael Mansuetti and Johannes-Joerg Rueger.

*	Filed herewith

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2020

NIMBUS HOLDINGS LLC

By:	/s/ Johannes-Joerg Rueger
Name:	Johannes-Joerg Rueger
Title:	President

ROBERT BOSCH LLC

By:	/s/ Marcia Medendorp
Name:	Marcia Medendorp
Title:	Vice President Mergers & Acquisitions

ROBERT BOSCH NORTH AMERICA CORPORATION

By:	/s/ Marcia Medendorp
Name:	Marcia Medendorp
Title:	Vice President Mergers & Acquisitions

ROBERT BOSCH GMBH

By:	/s/ Dr. Markus Lepschy
Name:	Dr. Markus Lepschy
Title:	Vice President Legal

By:	/s/ Rainer Bischof
Name:	Rainer Bischof
Title:	Vice President Legal

ROBERT BOSCH INDUSTRIETREUHAND KG

By:	/s/ Dr. Wolfgang Malchow
Name:	Dr. Wolfgang Malchow
Title:	Managing Partner

By:	/s/ Franz Fehrenbach
Name:	Franz Fehrenbach
Title:	Managing Partner

/s/ Volkmar Denner
Name: Volkmar Denner

/s/ Franz Fehrenbach
Name: Franz Fehrenbach

/s/ Dr. Wolfgang Malchow
Name: Dr. Wolfgang Malchow

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2020

/s/ Michael Mansuetti
Name: Michael Mansuetti

/s/ Johannes-Joerg Rueger
Name: Johannes-Joerg Rueger